Direct Dial:  216.348.5411

Email: mmeaney@mcdonaldhopkins.com

August 1, 2014

Via E-Mail

Ms. Ashley Vroman-Lee

Office of Disclosure and Review

Securities and Exchange Commission

Washington, D.C.  20549

RE:

Ancora Trust

File Nos. 811-21418 and 333-108196

Dear Ms. Vroman-Lee:

On May 30, 2014, Ancora Trust (the “Trust”) filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 17 under the Securities Act of 1933 to its Registration Statement on Form N-1A (the “Registration Statement”) pursuant to Rule 485(a) under the Securities Act of 1933 in connection with the Trust’s offering of Class S shares of the Ancora Income Fund, the Ancora Equity Fund, the Ancora/Thelen Small-Mid Cap Fund, the Ancora Microcap Fund, and the Ancora Special Opportunity Fund (collectively, the “Funds”), each being a series of the Trust. You provided comments on the Registration Statement by telephone on July 10, 2014. The following sets forth those comments and the Trust’s responses to them.

1.

You requested that the Trust file a marked copy of amendments to the Registration Statement pursuant to Rule 472. The Trust will comply for future filings.

2.

You requested that the Trust provide various items in the Registration Statement that are described as missing or pending (e.g., ticker symbols for the new Class S shares were pending as of the date of filing). The Trust will provide all such items.

3.

You requested that the Trust confirm that there are no sales charges that would require certain disclosures and captions under the “Fees and Expenses of the Fund” section of the Prospectus for each of the Funds.  The Trust confirms that the Funds do not have any sales charges, and therefore no further disclosures relating to sales charges are required.

4.

You requested that the Trust include an “Acquired Fund Fees and Expenses” caption in the “Annual Fund Operating Expenses” table for each Fund, disclosing fees and expenses incurred indirectly by the Funds as a result of investment in shares of one or more Acquired Funds. The Trust has been disclosing this information under a caption titled “Fees and

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Ms. Ashley Vroman-Lee

August 1, 2014

Expenses of Acquired Funds”. The Trust will change the title of this caption to “Acquired Fund Fees and Expenses” in each Fund’s “Annual Fund Operating Expenses” table.

5.

You commented that the “Annual Fund Operating Expenses” table for the Ancora Income Fund describes the Fee Waiver for Class C shares as being zero percent (0%) despite the Total Annual Fund Operating Expenses being higher than the two percent (2.00%) limit on fees and operating expenses for Class C shares of the Ancora Income Fund under the Trust’s fee waiver agreement. The reason for this discrepancy is that Acquired Fund Fees and Expenses are not counted for purposes of determining the Fee Waiver, and without the Acquired Fund Fees and Expenses, the total operating expenses for Class C shares of the Ancora Income Fund were under two percent (2.00%). The Trust will include an explanatory footnote under the “Annual Fund Operating Expenses” table for the Ancora Income Fund.

6.

You commented that each of the Funds includes a footnote under its “Annual Fund Operating Expenses” table stating that the limitation on total annual fund operating expenses under the fee waiver agreement excludes “Fees and Expenses of Acquired Funds and certain other items.” You requested that the Trust describe such “other items.” The Trust will include provide explanatory information in the relevant footnotes.

7.

You requested that the Trust confirm that the “Expense Example” for each Fund does not include such Fund’s respective fee waivers for the various classes of shares. The Trust confirms that no Fund’s Expense Example takes fee waivers into account.

8.

You asked the Trust to consider making interest rate risk, which is currently a bullet point under “Debt Securities Risks”, an individual item under the “Principal Risks” section of the Prospectus for the Ancora Income Fund. The Trust will make interest rate risk a separate item under the “Principal Risks” section of the Prospectus for the Ancora Income Fund.

9.

You asked the Trust to consider adding a disclosure under the “Principal Risks” section of the Prospectus for the Ancora Income Fund stating that investment in debt securities with a maturity of 15 years makes the Fund sensitive to interest rate changes. The Trust believes that such an addition is unnecessary given that 15 years is the maximum average maturity date of debt securities purchased by the Fund, not the current or anticipated average.

10.

You asked the Trust to consider adding “value investing risk” to the “Principal Risks” section of the Prospectus for the Ancora/Thelen Small-Mid Cap Fund, the Ancora Microcap Fund, and the Ancora Special Opportunity Fund. The Trust will add a description of the value investing risk to the “Principal Risks” section of the Prospectus for each of these Funds.

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Ms. Ashley Vroman-Lee

August 1, 2014

11.

You asked the Trust to consider adding “sector risk” to the “Principal Risks” section of the Ancora/Thelen Small-Mid Cap Fund. The Trust considered this recommendation and does not believe that any further disclosure is necessary.

12.

You requested that the Trust clarify that the returns for the various indexes (e.g., S&P 500 Index) included for purposes of comparison in the “Average Annual Total Returns” table of the Prospectus for each Fund reflect no deductions for fees, expenses or taxes. The Trust will include an explanatory parenthetical stating the returns reported for these indexes in each Fund’s “Average Annual Total Returns” table reflect no deductions for fees, expenses or taxes.

13.

You asked the Trust to confirm, if true, that the Trust has no arrangements with any person to permit frequent purchases and redemptions of Fund shares. The Trust confirms that there are no such arrangements.

14.

You asked the Trust to review the “Derivatives” subsection under the “Investments and Risks” section of the Statement of Additional Information to ensure that the Trust’s disclosures describe the actual derivative instruments in which the Funds may invest and associated principal risks.  The Trust has reviewed its disclosures relating to derivatives and does not believe that any revisions are required.

15.

You requested that the Trust disclose the number of times that the Audit Committee met during the last year in the “Management of the Funds” section of the Statement of Additional Information. The Trust will include this information.

16.

You commented that the date on the signature page of the Registration Statement should be the date of execution by the Board of Trustees, not the effective date of the filing. The Trust will correct this error in future filings.

The Trust acknowledges that (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Michael J. Meaney

Michael J. Meaney

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